SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)

Heritage Oaks Bancorp, Inc.
(Name of Issuer)

Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)

42724R 1 07
(CUSIP Number)

W. Kirk Wycoff	Copies to:
Patriot Financial Partners, L.P.	Raymond A. Tiernan, Esq.
Cira Centre	Elias, Matz, Tiernan & Herrick L.L.P.
2929 Arch Street, 27th Floor	734 15th Street, 11th Floor
Philadelphia, Pennsylvania 19104	Washington, D.C. 20005
(215) 399-4650	(202) 347-0300
(Name, Address, Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 42724R 1 07	13D/A	Page 2 of 15 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,008,372
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,008,372

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,008,372
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 42724R 1 07	13D/A	Page 3 of 15 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners Parallel, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 346,870
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 346,870

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 346,870
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 42724R 1 07	13D/A	Page 4 of 15 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,355,242
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,355,242

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,355,242
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 42724R 1 07	13D/A	Page 5 of 15 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,355,242
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,355,242

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,355,242
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 42724R 1 07	13D/A	Page 6 of 15 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) W. Kirk Wycoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,355,242
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,355,242

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,355,242
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 42724R 1 07	13D/A	Page 7 of 15 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ira M. Lubert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,355,242
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,355,242

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,355,242
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 42724R 1 07	13D/A	Page 8 of 15 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James J. Lynch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,355,242
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,355,342

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,355,242
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 42724R 1 07	13D/A	Page 9 of 15 Pages

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D (the “Amendment”) relates to the common stock, no par value (the ACommon Stock@), of Heritage Oaks Bancorp, a California corporation (the ACompany@ or the AIssuer@), whose principal executive offices are located at 545 12th Street, Paso Robles, California 93446.

Item 2.	Identity and Background

The Amendment is being jointly filed by the parties indentified below.  All of the filers of this Schedule 13D are collectively referred to as the “Patriot Financial Group.” The joint filing agreement of the members of the Patriot Financial Group is filed as Exhibit 1 to this Amendment.

         (a)- (c)      The following are members of the Patriot Financial Group:

•	Patriot Financial Partners, L.P., a Delaware limited partnership (the “Patriot Fund”);

•	Patriot Financial Partners Parallel, L.P., a Delaware limited partnership (the “Patriot Parallel Fund” and together with the Patriot Fund, the “Patriot Funds”);

•	Patriot Financial Partners GP, L.P., a Delaware limited partnership and general partner of the Patriot Funds (“Patriot GP”);

•	Patriot Financial Partners GP, LLC, a Delaware limited liability company and general partner of Patriot GP (“Patriot LLC”); and

•	W. Kirk Wycoff, Ira M. Lubert and James J. Lynch as general partners of the Patriot Funds and Patriot GP and as members of Patriot LLC.

The Patriot Funds are private equity funds focused on investing in community banks throughout the United States.  The principal business of Patriot GP is to serve as the general partner and manage the Patriot Funds.   The principal business of Patriot LLC is to serve as the general partner and manage Patriot GP. The principal employment of Messrs. Wycoff, Lubert and Lynch is investment management with each of the Patriot Funds, Patriot GP and Patriot LLC.

The business address of each member of the Patriot Financial Group is c/o Patriot Financial Partners, LP, Cira Centre, 2929 Arch Street, 27th Floor, Philadelphia, Pennsylvania 19104.

(d)           During the last five years, no member of the Patriot Financial Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, no member of the Patriot Financial Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 42724R 1 07	13D/A	Page 10 of 15 Pages

(f)        Each natural person who is a member of the Patriot Financial Group is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

On March 10, 2010, the Patriot Funds entered into a securities purchase agreement with the Company, as described in Item 6 below (the “Purchase Agreement”) to purchase a total of 9,973 shares of newly issued Series B Mandatorily Convertible Adjustable Rate Cumulative Preferred Stock, liquidation preference $1,000 per share (the “Series B Preferred Stock”).  On March 12, 2010, the Patriot Funds closed on the initial purchase of 5,901 shares of Series B Preferred Stock with an aggregate purchase price of $5,901,000, resulting in the ownership by the Patriot Funds of approximately 9.9% of the Company’s voting securities.  The Patriot Funds will close on the purchase of the remaining 4,072 shares of Series B Preferred Stock (the “Additional Shares”) following the receipt of required regulatory approvals and/or non-objections to own more than 9.9% of the Company’s outstanding voting securities or securities convertible into voting securities. On March 12, 2010, the Patriot Funds deposited $4,072,000 in escrow for the purchase of the Additional Shares.   The Patriot Funds used working capital for the purchase of the Series B Preferred Stock and the escrow of the purchase price of the Additional Shares.

Item 4.  Purpose of Transaction

The Series B Preferred Stock was acquired for investment purposes.

Except as set forth in this Amendment and in connection with the Purchase Agreement, described in Item 6 below, no member of the Patriot Financial Group has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  Pursuant to the terms of the Purchase Agreement, the Patriot Funds will be entitled to appoint and maintain a representative on each of the Board of Directors of the Company and its banking subsidiary, Heritage Oaks Bank (the “Bank”), for as long as they beneficially own at least 4.9% of the outstanding shares of the Common Stock on an as-converted basis.   In addition, in connection with the Purchase Agreement, the Company and the Patriot Funds entered into a letter agreement (the “Management Rights Agreement”), as described in Item 6 below, pursuant to which  the Patriot Funds will be entitled to designate a representative to attend meetings of the Boards of Directors of the Company and the Bank in the capacity of a nonvoting observer as long as they beneficially own at least 6.0% of the outstanding shares of the Common Stock on an as-converted basis.

Item 5.  Interest in Securities of the Issuer

The percentages used in this Schedule 13D are based upon 7,771,952 outstanding shares of Common Stock as of March 10, 2010, and the issuance of 52,088 shares of Series B Preferred Stock on March 12, 2010, which is convertible into 16,027,077 shares of Common Stock upon receipt of the Shareholder Approvals (as described below in Item 6), resulting in an aggregate of 23,799,029 outstanding shares of Common Stock assuming the conversion of the Series B Preferred Stock.

CUSIP No. 42724R 1 07	13D/A	Page 11 of 15 Pages

(a) - (b) The Patriot Fund previously owned 460,064 shares of Common Stock and the  Patriot Parallel Fund previously owned 79,486 shares of Common Stock. Other than the 5,901 shares of Series B Preferred Stock, which are convertible into 1,815,692 shares of Common Stock after the receipt of the Shareholder Approvals, and the purchase of the 4,072 Additional Shares following the receipt of required regulatory approvals and/or non-objections, which are convertible into 1,252,923  shares of Common Stock after the receipt of the Shareholder Approvals, no member of the Patriot Financial Group has acquired, and does not beneficially own, any shares of Common Stock.

Pursuant to the Purchase Agreement, the Patriot Fund purchased 5,032 of Series B Preferred Stock convertible into 1,548,308 of Common Stock and the Patriot Parallel Fund purchased 869 shares of Series B Preferred Stock convertible into 267,384 shares of Common Stock.

The Patriot Fund possesses shared voting and dispositive power over 1,548,308 shares of Common Stock assuming the conversion of the Series B Preferred Stock (not including the Additional Shares) and, thus, beneficially owns 2,008,372 shares, or 8.4% of the outstanding Common Stock (assuming all shares of Series B Preferred Stock are converted into 16,027,077 shares of Common Stock, not including the Additional Shares).  The Patriot Parallel Fund possesses shared voting and dispositive power over 267,384 shares of Common Stock assuming the conversion of the Series B Preferred Stock (not including the Additional Shares) and, thus, beneficially owns 346,870 shares, or 1.5% of the outstanding Common Stock (assuming all shares of Series B Preferred Stock are converted into 16,027,077 shares of Common Stock, not including the Additional Shares).

The Patriot Funds possess shared voting and dispositive power over 1,815,692 shares of Common Stock assuming conversion of the Series B Preferred Stock (not including the Additional Shares) and, thus, beneficially own 2,355,242 shares, or 9.9% of the outstanding Common Stock (assuming all shares of Series B Preferred Stock are converted into 16,027,077 shares of Common Stock, not including the Additional Shares).  In addition, following the purchase of the Additional Shares upon the receipt of all required regulatory approvals and/or non-objections, the Patriot Funds will beneficially own 3,608,165 shares, or 14.4% of the outstanding Common Stock (assuming all shares of Series B Preferred Stock, including the Additional Shares, are converted into 17,280,000 shares of Common Stock).

Because (i) Messrs. Wycoff, Lubert and Lynch serve as general partners of the Patriot Funds and Patriot GP and as members of Patriot LLC, (ii) Patriot LLC serves as general partner of Patriot GP and (iii) Patriot GP serves as general partner of the Patriot Funds, each of Messrs Wycoff, Lubert and Lynch, Patriot LLC and Patriot GP may be deemed to possess shared voting and dispositive power over the 2,355,242 shares, or 9.9%, of the outstanding Common Stock assuming the  conversion of the Series B Preferred Stock (not including the Additional Shares).

(c)           Members of the Patriot Financial Group had no transactions in the Common Stock in the last 60 days, except for the execution of the Purchase Agreement.

CUSIP No. 42724R 1 07	13D/A	Page 12 of 15 Pages

(d)           Not applicable.

(e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On March 10, 2010, the Company entered into the Purchase Agreement with the Patriot Funds as well as with other additional investors, pursuant to which the investors agreed to invest aggregate of up to $60 million in cash in the Company through direct purchases of newly issued Series B Preferred Stock and newly issued Series C Convertible Perpetual Preferred Stock, liquidation value $3.25 per share (the “Series C Preferred Stock”) (collectively, the “Preferred Stock”).  The closing on the purchase of $55.9 million of the Preferred Stock occurred on March 12, 2010.

Except for the Patriot Funds, no investor will own more than 9.9% of the Company’s voting securities (or securities that convert into voting securities in the hands of such investor), as calculated under the applicable regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”).   Pursuant to the Purchase Agreement, the Patriot Funds will complete its investment through two separate closings.  In the first closing on March 12, 2010, the Patriot Funds purchased 5,901 shares of Series B Preferred Stock resulting in its ownership of approximately 9.9% of the Company’s voting securities, and deposited $4,072,000 in escrow for the purchase of the Additional Shares, which consist of 4,072 shares of Series B Preferred Stock, pending the Patriot Funds’ application for and receipt of the required regulatory approvals and/or non-objections to own more than 9.9% of the voting securities of the Company (or securities convertible into voting securities).  If the Patriot Funds receive the required approvals or non-objections, the escrow will close, the Company will receive the escrowed funds, and the Patriot Funds will receive the Additional Shares bringing its total ownership of the voting securities (or securities that convert into voting securities) of the Company to approximately 14.4%.  If the Patriot Funds do not receive the required regulatory approvals and/or non-objections, or an overly burdensome condition on any such approval and/or non-objection is imposed, the Patriot Funds will have the option to instead purchase 1,252,923 shares of Series C Preferred Stock.

On March 12, 2010, the Company issued:

•
An aggregate of 52,088 shares of Series B Preferred Stock at a price of $1,000 per share, which will automatically convert into an aggregate of 16,027,077 shares of Common Stock, at a per common share conversion price of $3.25 upon receipt of the Shareholder Approvals (as defined below), subject to adjustment in accordance with the terms of the Series B Preferred Stock;

CUSIP No. 42724R 1 07	13D/A	Page 13 of 15 Pages

•
An aggregate of 1,189,538 shares of Series C Preferred Stock at price of $3.25 per share. The Series C Preferred Stock is a non-voting class of stock substantially similar in priority to the Common Stock, except for a liquidation preference over the Company’s Common Stock.  Following the receipt of the Shareholder Approvals, as defined below, the Series C Preferred Stock will automatically convert into shares of Common Stock on a one share for one share basis if and when the Series C Preferred Stock is transferred by the holder to an unaffiliated third party.  Only one investor received shares of the Series C Preferred Stock, with the possibility that the Patriot Funds may have the option to purchase shares of Series C Preferred Stock as described above if the required regulatory approvals and/or non-objections are not received for them to own approximately 14.9% of the Company’s voting securities, or an unduly burdensome condition on such approvals is imposed.

Pursuant to the Purchase Agreement, the Company will seek the approval of its shareholders for (i) an amendment of the Company’s Articles of Incorporation to increase the number of authorized shares of Common Stock, (ii) the issuance of shares of Common Stock in connection with the conversion of the Series B Preferred Stock and the Series C Preferred Stock into Common Stock, for purposes of NASDAQ Marketplace Rule 5635, and (iii) an amendment to the Company’s Bylaws increasing the range of the board of directors from its current range of 7 to 13 to a new range of 9 to 15 (the “Shareholder Approvals”).

In connection with the investments and subject to receipt of required regulatory approvals and the Shareholder Approvals, the Patriot Funds will be entitled to maintain a representative on each of the Board of Directors of the Company and the Bank for so long as they beneficially own at least 4.9% of the Company’s outstanding shares of Common Stock on an as-converted basis.

General Terms of the Preferred Stock

The rights, preferences and privileges of the Series B Preferred Stock and the Series C Preferred Stock are set forth in respective Certificates of Determination that were filed with the Secretary of State of the State of California.  Upon receipt of the Shareholder Approvals, each share of Series B Preferred Stock will automatically convert into 307.69 shares of Common Stock (subject to customary anti-dilution adjustments and certain other adjustments).  Each share of Series B Preferred Stock provides for cumulative dividends as follows: (i) ten percent (10%) for a period of six months, (ii) fifteen percent (15%) for the next six months, and (iii) twenty percent (20%) thereafter.  If the Shareholder Approvals are received within the first six month period, no dividends will be owed or paid on the Series B Preferred Stock.

The Series C Preferred Stock is perpetual preferred stock that is non-voting, is junior to all other series of preferred stock, and except for a liquidation preference, will rank equally with the Company’s shares of Common Stock.  Following the receipt of the Shareholder Approvals, if the holder of the Series C Preferred Stock transfers shares of the Series C Preferred Stock to a non-affiliate of such holder, each such share will automatically convert into one share of Common Stock upon transfer.  Each share of Series C Preferred Stock will receive dividends equivalent to any dividends payable on the shares of Common Stock, and also will be treated in equivalent fashion as the Common Stock in the case of any stock dividend, stock split, or combination of stock.

CUSIP No. 42724R 1 07	13D/A	Page 14 of 15 Pages

The Series B Preferred Stock and the Series C Preferred Stock are not redeemable by either the Company or by the holders.  Holders of the Series B Preferred Stock and the Series C Preferred Stock will not receive any voting rights, including the right to elect any directors, other than customary limited voting rights with respect to matters significantly and adversely affecting the rights and privileges of the applicable series of Preferred Stock.

Registration Rights

Pursuant to the Purchase Agreement, the Company and the investors also entered into a Registration Rights Agreement, which provides the investors with certain registration rights with respect to the Preferred Stock and the shares of Common Stock into which the Preferred Stock converts (the “Underlying Shares”).  Among other things, the Registration Rights Agreement requires the Company to file a resale registration statement, or statements if necessary, with respect to the Preferred Stock and the Underlying Shares within 30 days of the initial closing of the offering.

Management Rights

Pursuant to the Purchase Agreement, the Company and the Patriot Funds entered into a letter agreement (the “Management Rights Agreement”), pursuant to which the Patriot Funds will be entitled to designate a representative to attend meetings of the Boards of Directors of the Company and the Bank in the capacity of a nonvoting observer for as long as they beneficially own at least 6.0% of the outstanding shares of the Common Stock on an as-converted basis.   These rights are intended to satisfy the requirements of management rights for purposes of qualifying the Patriot Funds investments in the Company as “venture capital investments” for purposes of the Department of Labor “plan assets” regulations.

For additional information, reference is made to the Purchase Agreement, the Registration Rights Agreement and the Management Rights Agreement, included as Exhibits 2, 3 and 4, respectively, which are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

1 2 3 4 ___________	Joint Filer Statement* Securities Purchase Agreement** Registration Rights Agreement** Management Rights Agreement
* Previously filed. ** Incorporated by reference to the exhibits to Current Report on Form 8-K filed by Heritage Oaks Bancorp with the SEC on March 10, 2010 (Commission Filed No. 000-05020).

CUSIP No. 42724R 1 07	13D/A	Page 15 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 15, 2010

PATRIOT FINANCIAL PARTNERS, L.P.

	By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP, LLC, the general partner of Patriot Financial Partners GP, L.P., the general partner of Patriot Financial Partners, L.P.

P PATRIOT FINANCIAL PARTNERS PARALLEL, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP, LLC, the general partner of Patriot Financial Partners GP, L.P., the general partner of Patriot Financial Partners, L.P.

PATRIOT FINANCIAL PARTNERS GP, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP, LLC, the general partner of Patriot Financial Partners GP, L.P., the general partner of Patriot Financial Partners, L.P.

PATRIOT FINANCIAL PARTNERS GP, LLC

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member

/s/ W. Kirk Wycoff
W. Kirk Wycoff

/s/ Ira M. Lubert
Ira M. Lubert

/s/ James J. Lynch
James J. Lynch